                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          American Classic Voyages Co.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  024928 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 024928 10 3                 13G                 PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Equity Group Investments, Inc.
        36-3446463
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   7,283,747
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   7,283,747
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        7,283,747
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        34.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 024928 10 3                 13G                 PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        EGI Holdings, Inc.
        36-4175553
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   3,641,873
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   3,641,873
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,641,873
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        17.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 024928 10 3                 13G                 PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        EGIL Investments, Inc.
        36-4175555
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   3,641,874
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   3,641,874
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,641,874
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        17.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 024928 10 3                 13G                 PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Samstock, L.L.C
        36-4156890
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       52,500
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        52,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        52,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        12%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 024928 10 3                 13G                 PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Anda Partnership
        88-0132846
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       52,500
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        52,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        52,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        .2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 024928 10 3                 13G                 PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ann Lurie Revocable Trust
        U/T/A 12/22/89
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       13,500
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        13,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        13,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        .06%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 024928 10 3                 13G                 PAGE 8 OF 12 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Samuel Zell
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       128,300
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        128,300
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        128,300
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        .6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                          AMERICAN CLASSIC VOYAGES CO.
                          COMMON STOCK, PAR VALUE $.01
                            CUSIP NUMBER 024928 10 3

ITEM 1(A).         NAME OF ISSUER

                   American Classic Voyages Co.

ITEM 1(B).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                   Two North Riverside Plaza
                   Suite 200
                   Chicago, Illinois  60606

ITEM 2(A).         NAME OF PERSON FILING

                   This Schedule 13G is being filed by:

                   Equity Group Investments, Inc. ("EGI")
                   EGI Holdings, Inc. ("Holdings")
                   EGIL Investments, Inc. ("Investments")
                   Samstock, L.L.C. ("Samstock")
                   Anda Partnership ("Anda")
                   Ann Lurie Revocable Trust under trust agreement dated
                    12/22/89("Trust")
                   Samuel Zell

                   The above entities are each a "Reporting Person" and collectively are the "Reporting Persons".

ITEM 2(B).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                   The business address for the Reporting Persons is:

                   Two North Riverside Plaza
                   Chicago, Illinois 60606

ITEM 2(C).         CITIZENSHIP

                   The Reporting Persons' state of organization or citizenship is as follows:

                   Equity Group Investments, Inc.                  Illinois
                   EGI Holdings, Inc.                              Illinois
                   EGIL Investments, Inc.                          Illinois
                   Samstock, L.L.C.                                Delaware
                   Anda Partnership                                Illinois
                   Ann Lurie Revocable Trust U/T/A 12/22/89        Illinois
                   Samuel Zell                                     USA

ITEM 2(D).         TITLE OF CLASS OF SECURITIES

                   Securities reported herein are shares of common stock, par value $.01 per share ("Common Stock").

ITEM 2(E).         CUSIP NUMBER

                   024928  10  3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A


                   Not applicable.

ITEM 4.            OWNERSHIP

                   The Reporting Persons collectively own 7,530,547 shares of Common Stock, or 35.8%, of the issued and outstanding shares of Common Stock (assuming the exercise of options to purchase 120,000 shares and the conversion of 6,800 common stock units beneficially owned by Mr. Zell). As Holdings and Investments are each wholly owned subsidiaries of EGI, EGI and Holdings share the power to vote or to direct the vote of 3,641,873 shares of Common Stock and share the power to dispose or to direct the disposition of 3,641,873 shares of Common Stock and EGI and Investments share the power to vote or to direct the vote of 3,641,874 shares of Common Stock and share the power to dispose or the disposition of 3,641,874 shares of Common Stock. Samstock has the sole power to vote or to direct the vote of 52,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 52,500 shares of Common Stock. Anda has the sole power to vote or to direct the vote of 52,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 52,500 shares of Common Stock. Trust has the sole power to vote or to direct the vote of 13,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 13,500 shares of Common Stock. Mr. Zell has the sole power to vote or to direct the vote of 128,300 shares (assuming the exercise of options to purchase 120,000 shares and the conversion of 6,800 common stock units) and the sole power to dispose or to direct the disposition of 128,300 shares (assuming the exercise of options to purchase 126,800 shares and the conversion of 6,800 common stock units). Mr. Zell disclaims ownership of 3,641,874 shares owned by Investments, 52,500 shares owned by Anda and 13,500 shares owned by Trust because the economic benefits with respect to such shares are attributable to other persons. Ms. Lurie disclaims ownership of 3,641,873 shares owned by Holdings, 52,500 shares owned by Samstock and 128,300 shares owned by Samuel Zell because the economic benefits with respect to such shares are attributable to other persons.


ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not applicable.

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON

                   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not applicable.

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Attached hereto as Exhibit A is a Joint Filing Agreement among EGI, Holdings, Investments, Samstock, Anda, Trust and Samuel Zell, who are all of the members of the group.

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10.           CERTIFICATE

                   Not applicable.

                                    SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 14, 2001

                             EQUITY GROUP INVESTMENTS, INC.


                             By:  /s/  Donald J. Liebentritt
                                  ---------------------------
                                  Donald J. Liebentritt
                             Its: Vice President


                              EGI HOLDINGS, INC.


                              By:  /s/  Donald J. Liebentritt
                                   --------------------------
                                   Donald J. Liebentritt
                              Its: Vice President


                              SAMSTOCK, L.L.C.


                              By:  /s/  Donald J. Liebentritt
                                   --------------------------
                                   Donald J. Liebentritt
                              Its: Vice President


                              EGIL INVESTMENTS, INC.


                              By:  /s/  Mark Slezak
                                   --------------------------
                                   Mark Slezak
                              Its: Vice President


                              ANN LURIE REVOCABLE TRUST
                              U/T/A 12/22/89


                              By:  /s/ Ann Lurie
                                   -------------
                                   Ann Lurie
                              Its: Trustee


                              ANDA PARTNERSHIP
                              By:  Ann Only Trust, a general partner


                              By:  /s/ Mark Slezak
                                   -------------------------
                                   Mark Slezak
                              Its: Co - Trustee

                                          and
                              By: Ann and Descendants Trust, a general partner


                              By:  /s/  Mark Slezak
                                   --------------------
                                   Mark Slezak
                              Its: Co - Trustee

                              /s/ Samuel Zell
                              ----------------------------
                              SAMUEL ZELL

                             JOINT FILING AGREEMENT

      AGREEMENT dated as of May 14, 2001 among Equity Group Investments Inc., an Illinois corporation; EGI Holdings, Inc., an Illinois corporation; EGIL Investments, Inc., an Illinois corporation; Samstock, L.L.C., a Delaware limited liability company; Anda Partnership, an Illinois general partnership; Ann Lurie Revocable Trust, an Illinois Trust; and Samuel Zell; (collectively the "Reporting Persons").

                WHEREAS, the Reporting Persons beneficially own or have the right to acquire shares of common stock $.01 par value of American Classic Voyages, Inc. Home Communities Inc., a Delaware corporation;

                WHEREAS, the parties hereto may be deemed to constitute a "group" for purposes of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the "Act"); and

                WHEREAS, each of the parties hereto desire by this Agreement to provide for the joint filing of a Schedule 13G, and all amendments thereto, with the Securities and Exchange Commission.

                NOW, THEREFORE, the parties hereto agree as follows:

      1. The parties hereto will join in the preparation and filing of a single statement containing the information required by Schedule 13G, and all amendments thereto, and the Schedule 13G and all such amendments will be filed on behalf of each party hereto;

      2. Each party hereto will be responsible for the timely filing of the Schedule 13G, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No party hereto will be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13G or any amendment thereto, except to the extent such party knows or has reason to believe that such information is inaccurate.

      4. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                          EQUITY GROUP INVESTMENTS, AN ILLINOIS CORPORATION

                          By:  /s/ Donald J. Liebentritt
                               ----------------------------
                               Its: Vice President

                          EGI HOLDINGS, INC., AN ILLINOIS CORPORATION

                          By:  /s/ Donald J. Liebentritt
                               ----------------------------
                               Its: Vice President

                          EGIL INVESTMENTS, INC., AN ILLINOIS CORPORATION

                          By:  /s/ Mark Slezak
                               ----------------------------
                               Its: Vice President

                          ANDA PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP

                          By:  Ann Only Trust, a general partner

                          By:  /s/ Ann Lurie
                               ----------------------------
                               Its: Co-Trustee

                                   and

                          By:  Ann and Descendants Trust

                          By:  /s/ Ann Lurie
                               ----------------------------
                               Its: Co-Trustee

                          SAMSTOCK, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY

                          By:  /s/ Donald J. Liebentritt
                               ----------------------------
                               Its: Vice President

                          ANN LURIE REVOCABLE TRUST U/T/A 12/22/89

                          By:  /s/ Ann Lurie
                               ----------------------------
                               Its: Trustee


                          /s/ Samuel Zell
                          ----------------------------
                          SAMUEL ZELL